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Liz and Leon's Southern Kitchen

Southern / Soul Food Restaurant

Atlanta, GA 30313
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
Liz and Leon's Southern Kitchen is seeking investment to open a restaurant that celebrates and highlights the history of African American cuisine as well as the flavors of south that is celebrated all over the country. We seek to share the stories of our ancestors through food in a creative and exciting way that honors the past but celebrates the future.
Generating RevenueFirst LocationOperating Pop-ups
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INVESTOR PERKS

Liz and Leon's Southern Kitchen is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Friends of Liz & Leons Invest $500 or more to qualify. 10 of 10 remaining

Invitation to soft opening friends and family night

Gold Friends of Liz and Leons Invest $1,500 or more to qualify. 7 of 7 remaining

Invite to friends and family night of soft opening

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THE TEAM
Chef Bella Jones
Executive Chef & Owner

Chef Bella has been in the restaurant industry for several years. Her experience ranges from Executive Chef to full restaurant consulting. Her passion for African American food is her driving force to elevating Southern food by taking the past and integrating it with modern techniques and flavors. With her drive, experience running and operating restaurants, Chef Bella will ensure that her vision for Liz and Leon's puts African American food at the forefront of Atlanta's culinary scene in new and exciting ways.

Nzali Scales
Senior Sous Chef

Chef Nzali Scales will be our resident executive sous chef. She received a bachelor's degree in sociology from Spelman College & received her teaching certification in Liz and Leons Southern Kitchen 21 CONFIDENTIAL - DO NOT DISSEMINATE. This business plan contains confidential, trade-secret information and is shared only with the understanding that you will not share its contents or ideas with third parties without the express written consent of the plan author. food and nutrition form Columbia University. Chef Nzali is the founder and content creator ZaZa's Kitchen. She is a cookbook author, experienced in recipe development, food styling & photography. Her brand ZaZa's Kitchen also teaches online cooking courses to adults & children. Her knowledge in recipe development, implementation, & experience as a culinary teacher, makes her the perfect candidate for the second most senior position at Liz & Leon's

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OUR VISION

The Liz and Leon's mission is to honor the heritage of southern cuisine kept alive by the descendants of the African Slaves who first put the soul in soul food. My grandparents Elizabeth and Leon migrated to Chicago from Mississippi as small children but they kept the tradition of Mississippi soul food alive even living miles away from their birth homeland. It is this cuisine that inspired me to become a chef. Over the years southern cuisine lost its roots that started with African slaves learning their new land and using the ingredients that were deemed low society food and transforming it into exciting, flavorful dishes from the soul. At Liz and Leon's it is our vision to put the helm of southern cuisine back into the hands of African American Chefs by elevating the classics in a new modern way.

Our goal to give every guest of Liz and Leon's a top notch food experience that feels like being back in grandma's kitchen
We will use the freshest ingredients by being a completely sustainable kitchen using ingredients from local farmers and vendors in and around Atlanta.
We're seeking a great location to welcome guests into an inviting, intimate dining setting
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USE OF FUNDS

We're seeking investment from our community to cover startup costs. Please review our pitch deck, business plan, and data room for detailed breakdowns of our finances and projections.

Secure lease | we are in talks with 2 potential locations
Restaurant build out | we'll undergo a full renovation, including new equipment and furniture
Additional costs | marketing plan, PR agency, staff salaries, design and business consultants
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LOCATION

We are currently negotiating two locations on the west side of Atlanta.

One option is near Main Street which is quickly becoming the center of College Park with many retail shops, lounge and restaurants, making this area a must visit destination
We are considering locations with great parking options
Our ideal interior will be large and open, giving us a blank canvas to create an intimate dining environment
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MARKETING STRATEGY

We aim to share our story with the Atlanta community to excite potential customers leading up to our grand opening.

STAGE 1 | We will hire a Public Relations & Marketing team familiar with Atlanta's food scene to begin inform the public of our impending opening
STAGE 2 | We will run a 1 to 2 Month Soft opening campaign with special service nights for Food Editors, Writers, Critics & Bloggers.
STAGE 3 | We will begin to run a physical print campaign such as billboards and a social media campaign leading up to our grand opening
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OUR FOOD
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PITCH DECK
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LIZ AND LEON'S MENU
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $20,000
Space Build Out $10,000
Lease Deposit $17,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,391,200	$3,401,374	$3,639,470	$3,821,444	$3,936,086
Cost of Goods Sold	$1,356,480	$1,360,549	$1,455,787	$1,528,576	$1,574,432

Gross Profit $2,034,720 $2,040,825 $2,183,683 $2,292,868 $2,361,654

EXPENSES

Rent $86,400 $88,560 $90,774 $93,043 $95,369
Utilities $18,000 $18,000 $18,000 $18,000 $18,000
Salaries $750,240 $768,996 $788,220 $807,925 $828,123
Insurance $6,000 $6,000 $6,000 $6,000 $6,000
Repairs & Maintenance $9,000 $9,000 $9,000 $9,000 $9,000
Legal & Professional Fees $9,600 $9,600 $9,600 $9,600 $9,600
Employee Related Expenses $150,048 $153,799 $157,643 $161,584 $165,623
Liquor License $5,000 $5,000 $5,000 $5,000 $5,000
Comps $12,000 $12,300 $12,607 $12,922 $13,245
PR & Marketing $30,000 $30,000 $30,000 $30,000 $30,000
Linen $18,000 $18,000 $18,000 $18,000 $18,000
POS System $6,000 $6,150 $6,303 $6,460 $6,621
Food Permit $1,200 $0 $0 $0 $0
Dishes $6,000 $6,000 $6,000 $6,000 $6,000
Operating Profit $927,232 $909,420 $1,026,536 $1,109,334 $1,151,073
This information is provided by Liz and Leon's Southern Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
Investment Round Status
Target Raise $50,000
Maximum Raise $85,000
Amount Invested $0
Investors 0
Investment Round Ends June 24th, 2022
Summary of Terms
Legal Business Name 8Eleven Hospitality Group
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 3.5%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1st, 2025
Financial Condition
Forecasted milestones

Liz and Leon's Southern Kitchen forecasts the following milestones:

Secure lease in Atlanta, Ga by Jul, 2022

Hire for the following positions by May, 2022: General Manager, FOH Manager, Sous Chef.

Achieve 3,391,200 revenue per year by 2.

Achieve 927,232 profit per year by 2.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Liz and Leon's Southern Kitchen's fundraising. However, Liz and Leon's Southern Kitchen may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a

Note is not like that at all. The ability of Liz and Leon's Southern Kitchen to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Liz and Leon's Southern Kitchen operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Liz and Leon's Southern Kitchen competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Liz and Leon's Southern Kitchen's core business or the inability to compete successfully against the with other competitors could negatively affect Liz and Leon's Southern Kitchen's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Liz and Leon's Southern Kitchen's management or vote on and/or influence any managerial decisions regarding Liz and Leon's Southern Kitchen. Furthermore, if the founders or other key personnel of Liz and Leon's Southern Kitchen were to leave Liz and Leon's Southern Kitchen or become unable to work, Liz and Leon's Southern Kitchen (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Liz and Leon's Southern Kitchen and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Liz and Leon's Southern Kitchen is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Liz and Leon's Southern Kitchen might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Liz and Leon's Southern Kitchen is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Liz and Leon's Southern Kitchen

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Liz and Leon's Southern Kitchen's financial performance or ability to continue to operate. In the event Liz and Leon's Southern Kitchen ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Liz and Leon's Southern Kitchen nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Liz and Leon's Southern Kitchen will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Liz and Leon's Southern Kitchen is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Liz and Leon's Southern Kitchen will carry some insurance, Liz and Leon's Southern Kitchen may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Liz and Leon's Southern Kitchen could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Liz and Leon's Southern Kitchen's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Liz and Leon's Southern Kitchen's management will coincide: you both want Liz and Leon's Southern Kitchen to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Liz and Leon's Southern Kitchen to act conservative to make sure they are best equipped to repay the Note obligations, while Liz and Leon's Southern Kitchen might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Liz and Leon's Southern Kitchen needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Liz and Leon's Southern Kitchen or management), which is responsible for monitoring Liz and Leon's Southern Kitchen's compliance with the law. Liz and Leon's Southern Kitchen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Liz and Leon's Southern Kitchen is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Liz and Leon's Southern Kitchen fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Liz and Leon's Southern Kitchen, and the revenue of Liz and Leon's Southern Kitchen can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Liz and Leon's Southern Kitchen to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Liz and Leon's Southern Kitchen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Liz and Leon's Southern Kitchen isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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